United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

(Amendment No. 1)

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 15, 2005**

Hercules Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

On December 15, 2005, Hercules Incorporated ("Hercules") filed a Current Report on Form 8-K reporting the appointment of a principal officer. This Current Report on Form 8-K/A is filed as an amendment ("Amendment No. 1") to that 8-K filing. This Amendment No. 1 is filed to add Item 1.01 and to amend Item 5.02 and Item 9.01.

Item 1.01 Entry Into A Material Definitive Agreement.

On December 15, 2005, John E. Panichella signed an employment offer letter from Hercules and, effective January 1, 2006, he will be joining Hercules as Vice President, Hercules and President of the Aqualon Division. The employment offer letter is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 5.02   <u>Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers</u>.

As previously announced, a global search was undertaken for a new President of Hercules' Aqualon Division. On December 15, 2005, Hercules announced that effective January 1, 2006 John E. Panichella, 46, will be joining Hercules as Vice President, Hercules and President of Aqualon, reporting to Craig A. Rogerson, Hercules' President and Chief Executive Officer.

Most recently, Mr. Panichella was Vice President and General Manager, Americas for GE Water and Process Technologies since March 2002. Prior to joining General Electric, he had been Vice President, Global Hydrocarbon Processing for BetzDearborn, a former division of Hercules Incorporated ("BetzDearborn"), since August 2001. Prior to that, he had been Vice President and General Manager, North America for BetzDearborn, since August 1999.

In his twenty-two year career with BetzDearborn and General Electric, Mr. Panichella held several management positions requiring expertise in diverse areas, including business development, operations management, sales and marketing, and strategic development.

Mr. Panichella's employment offer letter is attached hereto as Exhibit 10.1 and is incorporated herein by reference. A news release detailing this appointment, dated December 15, 2005, was issued by Hercules and is furnished as an exhibit hereto and incorporated by reference herein.

Item 9.01   <u>Financial Statements and Exhibits</u>.

    (c) Exhibits

    10.1 Employment Offer Letter - John E. Panichella
      99.1 News Release of Hercules Incorporated dated December 15, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: December 20, 2005   By: **HERCULES INCORPORATED**

/s/ Craig A. Rogerson
Craig A. Rogerson
President and Chief Executive Officer

EXHIBIT INDEX

Number	Description
10.1	Employment Offer Letter - John E. Panichella
99.1	News Release of Hercules Incorporated dated December 15, 2005

December 8, 2005

Mr. John E. Panichella
3771 Sablewood Drive
Doylestown, PA 18901

Dear John:

I am pleased to confirm the terms and conditions of your offer to join Hercules Incorporated effective January 1, 2006 in the position of President Aqualon Division of Hercules and Vice President, Hercules Incorporated. This position will report to Craig A. Rogerson, President and Chief Executive Officer.

Our offer includes the following components:

1. *Annual Base Salary:* $315,000 payable in 12 equal monthly installments. Pursuant to our salary administration policy, salary reviews are conducted each March 1st. Your first scheduled review will be March 2007.

2. *2006 MICP Target Opportunity:* Your target annual incentive opportunity under the Hercules Management Incentive Compensation Plan (MICP) is 50% of your base salary. In recognition of your current variable compensation minimum grant, your 2006 MICP award will be subject to a minimum payout of $110,000. The maximum payout is 2 times your target and, of course, aside from the above 2006 minimum, the minimum is zero. Any payouts above the target amount may be made in restricted stock.

3. *Long-Term Incentive*: In this position, you are eligible to receive annual grants under the Hercules Long-Term Incentive Compensation Plan (LTICP). Your first year target award value will be $250,000 subject to Board approval and adjustments reference below. Future awards will be determined based on competitive practice for your position at that time but are expected to be $300,000 in 2007, and $350,000 in 2008.

4. *Benefits:* Your benefits will be covered under the current Hercules Incorporated plan per the enclosed Benefits overview. Your previous Hercules credited service will be immediately reinstated upon joining Hercules and will be used for benefit eligibility and calculation.

5. Should you forfeit your current variable compensation award that otherwise would be paid for 2005, we will pay the amount forfeited up to $108,000 subject to the following adjustments taken against your LTICP awards in 2006, 2007 and 2008:

   "2006 LTICP award value will be reduced by 50% of the forfeiture
   reimbursement. However, the number of shares so reduced shall be
   reinstated with the 2007 LTICP grant provided you are employed as
   of such date."

6. *Executive Stock Purchase Program:* You will become eligible to participate in the Executive Stock Purchase Program. This program, under the LTICP, provides you with the option of converting salary and target MICP amounts into Hercules Restricted Stock at a 15% discount. The program also provides for the exchange of Nonqualified Savings Plan balances for restricted stock with no discount. More information will be provided to you on this program through the Corporate Human Resources Department.

7. *Relocation Benefits:* The Hercules Relocation Benefits Plan applicable to homeowner employees (copy enclosed) will apply for 12 months beginning January 1, 2006.

8. *Change in Control Several Benefit:* Your Severance Pay Plan benefits entitlement will be adjusted to one year's base salary in the event of a Change in Control, as defined in the Hercules LTICP. The LTICP also provides for immediate vesting of all outstanding awards in the event of a Change in Control.

This offer is contingent upon three issues. You must successfully pass our standard pre-placement physical examination before your anticipated starting date. A part of this examination will be a test to detect the use of drugs or alcohol. If you are currently using prescription drugs, please bring your prescription with you to the physical. In addition, we must verify employment eligibility under the Immigration Reform and Control Act. Finally, any agreement with former employers must not inhibit your freedom to perform the duties of the President of Aqualon position.

I am excited about having you as part of the Hercules team in this critical role. I look forward to working with you to make this a personally and professionally rewarding opportunity.

To indicate your review and acceptance with the above terms please sign a copy of this letter and return it to me within three days.

Best regards,

/s/ Edward V. Carrington
Edward V. Carrington, Vice President
Human Resources and Corporate Resources

Accepted by:

/s/ John E. Panichella
John E. Panichella

Encolosures
Offer Letter.doc

05-30-R

PANICHELLA APPOINTED VICE PRESIDENT, HERCULES
AND PRESIDENT, AQUALON

WILMINGTON, DE, DECEMBER 15, 2005 . . . Hercules Incorporated (NYSE: HPC) announced today that John E. Panichella will be joining Hercules as Vice President, Hercules Incorporated and President, Aqualon, a Business Unit of Hercules, effective January 1, 2006. Mr. Panichella will report to Craig A. Rogerson, President and CEO.

In announcing the appointment, Mr. Rogerson said, "I have known John professionally for several years in his career at BetzDearborn and am impressed with his leadership ability, business acumen and results orientation. Aqualon will benefit from his proven record of revitalizing organizations and generating new trajectories for profitable growth. John will be a valuable addition to our Executive Management Team."

Most recently, Mr. Panichella was Vice President and General Manager, Americas for GE Water and Process Technologies. Prior to joining General Electric, he was Vice President, Global Hydrocarbon Processing for BetzDearborn, a former division of Hercules Incorporated.

In his twenty-two year career with BetzDearborn and General Electric, Mr. Panichella held several management positions requiring expertise in diverse areas, including business development, operations management, sales and marketing, and strategic development.

He holds an M.B.A. from the University of Phoenix and a B.S. in Chemistry from the University of Pittsburgh.

# # #

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

Media Contact: John S. Riley   (302) 594-6025
Investor Contact: Stu Fornoff   (302) 594-7151

form8ka.pdf is Missing in the Submission Header